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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                          --------------------------

                               AMENDMENT NO. 2
                             (FINAL AMENDMENT) to
                                SCHEDULE 14D-1

                            Tender Offer Statement
                       Pursuant to Section 14(d)(1) of
                     the Securities Exchange Act of 1934

                                     and

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                       GRIFFIN TECHNOLOGY INCORPORATED
                          (Name of Subject Company)

                        D-GT ACQUISITION, INCORPORATED
                                     and
                            DIEBOLD, INCORPORATED
                                  (Bidders)

                        Common Stock, $0.05 Par Value
                        (Title of Class of Securities)

                                 398268 10 2
                    (CUSIP Number of Class of Securities)

                             Warren W. Dettinger
                         Vice President and Secretary
                        D-GT Acquisition, Incorporated
                          c/o Diebold, Incorporated
                           818 Mulberry Road, S.E.
                                P.O. Box 8230
                           Canton, Ohio  44711-8230
                                (216) 490-5037
                    (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices and
                     Communications on Behalf of Bidders)

                               with a copy to:

                                Lyle G. Ganske
                          Jones, Day, Reavis & Pogue
                                 North Point
                             901 Lakeside Avenue
                            Cleveland, Ohio  44114
                                (216) 586-3939
                     ___________________________________
                     ___________________________________

                    The Index to Exhibits Begins on Page 8





                              Page 1 of 10 Pages

                           CALCULATION OF FILING FEE
================================================================================
                 Transaction                                     Amount of
                 Valuation                                       Filing Fee
--------------------------------------------------------------------------------
                 $19,676,529*                                    $4,035.31**


================================================================================


* Determined in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934. This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule 14D-1, the purchase of 2,538,907 shares of common stock, par value $0.05 per share (the "Shares"), of the Subject Company at $7.75 per Share in cash. Such number of Shares represents all of the Shares outstanding as of October 23, 1995, and assumes the exercise or conversion of all existing options, rights and securities which were then exercisable or convertible into Shares.

**  Includes a Schedule 13D filing fee of $100.


  [X]   Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $4,035.31
                        ----------------------------------------------------

Form or Registration No.:   Schedule 14D-1/Schedule 13D
                        ----------------------------------------------------

Filing Party:   D-GT Acquisition, Incorporated and Diebold, Incorporated
              --------------------------------------------------------------

Date Filed:   October 26, 1995
              --------------------------------------------------------------




                               Page 2 of 10 Pages

  CUSIP No. 398268 10 2                 14D-1                 Page 3 of 10 Pages

       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                D-GT ACQUISITION, INCORPORATED
                                                34-1811448


       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                     (b) [ ]


       3         SEC USE ONLY



       4         SOURCE OF FUNDS*

                                               AF



       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(e) or 2(f)                                                        [ ]



       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                             New York


       7         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,333,982 Shares (including 1,999 Shares subject to guaranteed delivery procedures)



       8         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                 CERTAIN SHARES*                                                                       [ ]



       9         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                               97.77%


       10        TYPE OF REPORTING PERSON*

                                                 CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 398268 10 2                 14D-1                 Page 4 of 10 Pages





       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                DIEBOLD, INCORPORATED
                                                34-0183970



       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [ ]
                                                                                       (b) [ ]


       3         SEC USE ONLY



       4         SOURCE OF FUNDS*

                                               WC



       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(e) or 2(f)                                                        [ ]



       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             Ohio


       7         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,333,982 Shares (including 1,999 Shares subject to guaranteed delivery procedures)



       8         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                 CERTAIN SHARES*                                                                       [ ]



       9         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                                            97.77%


       10        TYPE OF REPORTING PERSON*

                                                            CO, HC

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 2 (Final Amendment) amends and supplements the Tender Offer Statement on Schedule 14D-1 and the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on October 26, 1995, as amended by Amendment No. 1 to Schedule 14D-1 and Schedule 13D filed with the Commission on November 1, 1995 (the original filing, as amended, the "Schedule 14D-1 and the Schedule 13D"), by Diebold, Incorporated, an Ohio corporation (the "Parent"), and D-GT Acquisition, Incorporated, a New York corporation and a wholly owned subsidiary of the Parent (the "Purchaser"), as bidders, with respect to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.05 per share (the "Shares"), of Griffin Technology Incorporated, a New York corporation, at a price of $7.75 per Share, net to the seller in cash.

         Except as otherwise indicated herein, the information set forth in the
Schedule 14D-1 and the Schedule 13D remains unchanged and each capitalized term used herein and not defined shall have the meaning ascribed to such term in the
Schedule 14D-1 and the Schedule 13D.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6(a)-(b) is hereby amended and supplemented by adding at the end thereof the following statement:

         The Offer expired at 12:00 midnight, New York City time, on Monday, November 27, 1995. The Parent issued a press release on November 28, 1995 in which it disclosed that the Depositary had informed it that 2,333,982 Shares (approximately 97.77% of the outstanding Shares) were tendered and not withdrawn prior to the expiration of the Offer, including 1,999 Shares tendered pursuant to guaranteed delivery procedures. The Parent also announced that all of the Shares tendered and not withdrawn pursuant to the Offer (including Shares subject to guaranteed delivery procedures) were accepted for payment.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by adding the following
Exhibit:

         (a)(9)  Text of Press Release issued on November 28, 1995





                               Page 5 of 10 Pages
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                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 28, 1995



                                        D-GT ACQUISITION, INCORPORATED


                                        By:    /s/ Gerald F. Morris
                                               -------------------------------
                                        Name:  Gerald F. Morris
                                        Title:  Vice President and
                                                Treasurer


                              Page 6 of 10 Pages

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 28, 1995



                                                   DIEBOLD, INCORPORATED


                                        By:    /s/ Gerald F. Morris
                                               --------------------------------
                                        Name:  Gerald F. Morris
                                        Title:    Executive Vice President
                                                  and Chief Financial
                                                  Officer



                              Page 7 of 10 Pages
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                               INDEX TO EXHIBITS


EXHIBIT                                                                   PAGE
-------                                                                   ----

(a)(9)   Text of Press Release issued on November 28, 1995                  9





                               Page 8 of 10 Pages